UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

 Commission File Number: 001-50984

 eLong, Inc.

 (Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building
10 Middle Jiuxianqiao Road
Chaoyang District
Beijing 10015, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒      Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

On May 30, 2016, the registrant announced that at an extraordinary general meeting held on May 30, 2016 the registrant’s shareholders voted to approve the previously announced going private transaction. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELONG, INC.

By	:	/s/ Philip Yang
Name	:	Philip Yang
Title	:	Chief Financial Officer

Date: May 31, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated May 30, 2016.